# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109
Title of class of securities: Common Shares, par value KRW10,000 per share
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul, Korea Republic Of (M5), 06236
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-234415
Filed by CIK 0001815573

## Reporting persons
- STIC Special Situation Diamond Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 94,109.35; shared voting power 0; sole dispositive power 94,109.35; shared dispositive power 0; aggregate amount beneficially owned 94,109.35 (3.8% of the class)
  Comment: Comments to Items 5, 7 and 9: Reflects the number of Common Shares, which are represented by 1,882,187 American Depositary Shares ("ADSs"). Each ADS represents 0.05 share of a Common Share. There is no CUSIP number assigned to the Common Shares of the Issuer. CUSIP number 25862B109 has been assigned to the ADSs, which are listed on The NASDAQ Global Select Market under the symbol "DDI."
  
  Comments to Item 11: This percentage is based on 2,477,672 Common Shares outstanding as of December 17, 2025 according to the Issuer's prospectus supplement filed with the U.S. Securities and Exchange Commission on December 17, 2025.
- STIC Special Situation Private Equity Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 94,109.35; shared voting power 0; sole dispositive power 94,109.35; shared dispositive power 0; aggregate amount beneficially owned 94,109.35 (3.8% of the class)
  Comment: Comments to Items 5, 7 and 9: Reflects the number of Common Shares, which are represented by 1,882,187 American Depositary Shares ("ADSs"). Each ADS represents 0.05 share of a Common Share. There is no CUSIP number assigned to the Common Shares of the Issuer. CUSIP number 25862B109 has been assigned to the ADSs, which are listed on The NASDAQ Global Select Market under the symbol "DDI."
  
  Comments to Item 11: This percentage is based on 2,477,672 Common Shares outstanding as of December 17, 2025 according to the Issuer's prospectus supplement filed with the U.S. Securities and Exchange Commission on December 17, 2025.
- STIC Investments, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 94,109.35; shared voting power 0; sole dispositive power 94,109.35; shared dispositive power 0; aggregate amount beneficially owned 94,109.35 (3.8% of the class)
  Comment: Comments to Items 5, 7 and 9: Reflects the number of Common Shares, which are represented by 1,882,187 American Depositary Shares ("ADSs"). Each ADS represents 0.05 share of a Common Share. There is no CUSIP number assigned to the Common Shares of the Issuer. CUSIP number 25862B109 has been assigned to the ADSs, which are listed on The NASDAQ Global Select Market under the symbol "DDI."
  
  Comments to Item 11: This percentage is based on 2,477,672 Common Shares outstanding as of December 17, 2025 according to the Issuer's prospectus supplement filed with the U.S. Securities and Exchange Commission on December 17, 2025.

## Item 1. Issuer
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul 06236, Republic of Korea

## Item 2. Person Filing
Name of person filing:
STIC Special Situation Diamond Ltd.
STIC Special Situation Private Equity Fund
STIC Investments, Inc.

STIC Investments Inc. is the general partner of STIC Special Situation Private Equity Fund, which holds approximately 55.3% of the equity interest in STIC Special Situation Diamond Ltd. Opus Private Equity Fund II holds the remaining equity interest in STIC Special Situation Diamond Ltd. As the majority shareholder, STIC Special Situation Private Equity Fund has voting and dispositive power over the Common Shares directly held by STIC Special Situation Diamond Ltd. As the general partner of STIC Special Situation Private Equity Fund, STIC Investments Inc. has the voting and dispositive power over the Common Shares which are deemed to be beneficially owned by STIC Special Situation Private Equity Fund.
Address of principal business office or, if none, residence:
The principal business office of STIC Special Situation Diamond Ltd., STIC Special Situation Private Equity Fund, and STIC Investments, Inc. is:
11F MSA Bldg., 12 Teheran-ro 78-gil, Gangnam-gu, Seoul 06194, Republic of Korea.
Citizenship:
STIC Special Situation Diamond Ltd. is a foreign limited liability company organized under the laws of the Republic of Korea.
STIC Special Situation Private Equity Fund is a foreign limited partnership company established under the laws of the Republic of Korea.
STIC Investments, Inc. is a foreign corporation incorporated under the laws of the Republic of Korea.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, STIC Special Situation Diamond Ltd. directly holds 94,109.35 Common Shares, which are represented by 1,882,187 ADSs.

As of the date hereof, as the majority shareholder of STIC Special Situation Diamond Ltd., STIC Special Situation Private Equity Fund may be deemed to have beneficially own 94,109.35 Common Shares, which are represented by 1,882,187 ADSs.

As of the date hereof, as the general partner of STIC Special Situation Private Equity Fund, STIC Investments, Inc. may be deemed to have beneficially own 94,109.35 Common Shares, which are represented by 1,882,187 ADSs.
Percent of class: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Sole power to vote or to direct the vote: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Shared power to vote or to direct the vote: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information contained on the cover pages to this Amendment is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- STIC Special Situation Diamond Ltd.: /s/ Jin Ho Chai, Jin Ho Chai/Director (12/30/2025)
- STIC Special Situation Private Equity Fund: /s/ Dong Guel Kwak, Dong Guel Kwak/Representative Director of STIC Investments, Inc., as the General Partner of STIC Special Situation Private Equity Fund (12/30/2025)
- STIC Investments, Inc.: /s/ Dong Guel Kwak, Dong Guel Kwak/Director (12/30/2025)